Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 19, 2015 relating to the consolidated financial statements and financial statement schedule of West Corporation and Subsidiaries (the “Company”) (which report expressed an unqualified opinion and included an explanatory paragraph regarding the Company’s plan to sell certain agent-based businesses), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2014, and to the reference to us under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

March 9, 2015